UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

COMMISSION FILE NUMBER 1-6780

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

RAYONIER INC.

50 North Laura Street

Jacksonville, Florida 32202

Telephone Number: (904) 357-9100

(Principal Executive Office)

(Name and address of Issuer of the securities held pursuant to the Plan)

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

PLAN NUMBER 031

EMPLOYER IDENTIFICATION NUMBER 57-1194568

AS OF DECEMBER 31, 2008 AND 2007

AND FOR THE YEAR ENDED DECEMBER 31, 2008

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Pension and Savings Plan Committee of the

Rayonier Inc. Savings Plan for Non-Bargaining Unit Hourly Employees at Certain Locations

Jacksonville, Florida

We have audited the accompanying statements of net assets available for benefits of the Rayonier Inc. Savings Plan for Non-Bargaining Unit Hourly Employees at Certain Locations (the “Plan”) as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 and the schedule of reportable transactions for the year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the 2008 financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

/s/ ENNIS PELLUM & ASSOCIATES, P.A.

Jacksonville, Florida

June 25, 2009

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31,

	2008	2007
ASSETS
Investments, at fair value (See Notes 2, 3 and 4)	$5,098,595	$5,938,950

Receivables:
Accrued dividends and interest	866	25,369
Employer contributions	3,847	3,315
Participants’ contributions	8,685	7,430

Total receivables	13,398	36,114

LIABILITY
Purchased securities payable	42,278	—

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	5,069,715	5,975,064

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (See Note 2)	78,640	54,231

NET ASSETS AVAILABLE FOR BENEFITS	$5,148,355	$6,029,295

The accompanying notes are an integral part of these financial statements.

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS TO NET ASSETS:
Investment income:
Interest	$119,911
Dividends (See Note 5)	92,843

212,754

Contributions:
Employer	183,456
Participants’	448,370

631,826

Total additions	844,580

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	(652,183)
Administrative expenses	(2,675)

Total deductions	(654,858)

Net depreciation in fair value of investments (See Note 4)	(1,070,662)

Net decrease	(880,940)

Net assets available for plan benefits:
Beginning of year	6,029,295

End of year	$5,148,355

The accompanying notes are an integral part of these financial statements.

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan

The following brief description of the Rayonier Inc. Savings Plan for Non-Bargaining Unit Hourly Employees at Certain Locations (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all full-time, hourly-paid, non-bargaining unit employees of former and current operating locations of Vanillin, Baxley, Eatonton, Swainsboro, and Lumber City of Rayonier Inc. (“Sponsor” or the “Company”). Certain part-time employees at these locations are also eligible to participate in the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Massachusetts Mutual Life Insurance Company (“MassMutual”) serves as the custodian and record keeper of the Plan, and maintains and administers the Plan’s investment assets for the benefit of participants. The trust forming part of the Plan (the “Trust”) maintains the Plan’s investment in Rayonier Inc. Common Stock Fund and is administered by State Street Corporation (“State Street”). MassMutual has been appointed the record keeper for the assets held in the Trust under an agreement between the Company, MassMutual and State Street.

(b)	Contributions

Participants may contribute to the Plan from 1 percent to 100 percent of eligible compensation, in 1 percent increments. Contributions may be made on a before-tax basis, after-tax basis, or a combination thereof.

Each year, the Company contributes to the retirement account of each participant an amount equal to 60 percent of the first 6 percent of each participant’s compensation that a participant contributes to the Plan. All Company contributions are made to the Rayonier Inc. Common Stock Fund. Participants can elect to transfer prior contributions and direct future investment of Company contributions into any available investment under the Plan on an ongoing basis.

Participant pre-tax contributions were limited by the Internal Revenue Service (“IRS”) to $15,500 during the years ended December 31, 2008 and 2007. In addition, individuals age 50 or older by the end of the Plan year can make “catch-up” contributions to the Plan if their contributions would otherwise be limited. These additional pre-tax contributions were limited by the IRS to $5,000 during the years ended December 31, 2008 and 2007.

The Plan also permits rollovers from other qualified plans into the Plan.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and the related Company contribution. Plan earnings and losses are allocated to participant accounts based upon account balances.

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

NOTES TO FINANCIAL STATEMENTS

(d)	Vesting

Participants are immediately fully vested in their contributions plus actual earnings thereon at all times. Participants vest in the Company’s contributions at a rate of 20 percent per year of service. Complete vesting in all Company contributions occurs after five years of service.

(e)	Forfeitures

Forfeited non-vested accounts may be used to reduce future employer contributions or to pay for administrative expenses related to the Plan. At December 31, 2008 and 2007, forfeited, non-vested accounts totaled $1,053 and $3,565 respectively, and remain available in the Fixed Income Fund (“MassMutual GIA”) to reduce future employer contributions. During 2008, forfeitures of $6,105 were utilized to reduce employer contributions. No administrative expenses were paid with forfeitures and total forfeitures were $3,455 for the year ended December 31, 2008.

(f)	Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan, as listed in the accompanying schedule of assets (held at end of year). Participants are prohibited from transferring into most mutual funds and similar investment options if they have transferred into and out of the same option within the previous 60 days. The MassMutual GIA is not subject to this rule nor does this rule prohibit participants from transferring out of any option at any time.

In 2007, the Plan’s Sponsor approved the addition of the following investment options:

•	Barclays Global Investors LifePath Retirement

•	Barclays Global Investors LifePath 2010

•	Barclays Global Investors LifePath 2020

•	Barclays Global Investors LifePath 2030

•	Barclays Global Investors LifePath 2040

•	MassMutual Select Indexed Equity

•	MassMutual Select Overseas

•	MassMutual Select Small Company Value

•	MassMutual Select Small Company Growth

•	Blackrock Total Return Portfolio II

These investment options were effective as of June 1, 2007. Also effective June 1, 2007, the American Century Equity Growth Fund was discontinued as an investment option and any investment assets remaining in this fund on or after June 1, 2007 were moved into the MassMutual Select Indexed Equity Fund.

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

NOTES TO FINANCIAL STATEMENTS

The MassMutual Select Strategic Balanced Fund was discontinued as an investment option effective June 1, 2007 and any investment assets remaining in this fund on or after June 1, 2007 were moved into a Barclays Global Investors LifePath Portfolio as follows based on the respective member’s age as of June 1:

Discontinued Investment Option	New Investment Option
Select Strategic Balanced	Barclays LifePath 2040 if under age 30
Select Strategic Balanced	Barclays LifePath 2030 if age 30 - 39
Select Strategic Balanced	Barclays LifePath 2020 if age 40 - 49
Select Strategic Balanced	Barclays LifePath 2010 if age 50 - 59
Select Strategic Balanced	Barclays LifePath Retirement if age 60 or older

(g)	Participant Loans

Participants may borrow a minimum of $1,000 from their individual accounts. Loan amounts may not exceed the lesser of (a) 50 percent of the participant’s vested balance, or (b) $50,000 reduced by the difference (if any) between the participant’s highest outstanding loan balance, if any, during the prior one-year period and the outstanding loan balance on the date on which the loan is made, or the greater of one half of the participant’s vested interest up to $10,000. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Pension and Saving Plan Committee. The loans bore fixed interest rates that ranged from 4.25 percent to 9.25 percent and 5.00 percent to 9.25 percent as of December 31, 2008, and 2007, respectively. Principal and interest are paid ratably through monthly payroll deductions.

(h)	Payment of Benefits and Withdrawals

Plan benefits are payable to participants at the time of retirement (including early retirement), in the case of becoming permanently and totally disabled, or to their beneficiary in the event of death, based on the fully vested balance of their account. The options available for the payment of benefits include lump sum or annual payments over a future period. Under the Internal Revenue Code of 1986, as amended (“IRC”), payment of benefits must commence by age 70 1/2. In the event of termination of employment before retirement, a participant’s account balance will be distributed in either a lump sum, over future periods, or deferred.

Withdrawals of any amount may be made once every six months from the participant’s after-tax account in excess of a prescribed minimum. Withdrawals from before-tax accounts are allowable before attaining the age of 59 1/2 in the case of death, permanent and total disability, or financial hardship. Existence of financial hardship will be evaluated based on IRC criteria.

2.	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual method of accounting with the exception of distributions to participants, which are recorded when paid.

As described in Financial Accounting Standards Board Staff Position (“FSP”) AAG INV-1 and the AICPA Statement of Position (“SOP”) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”),

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

NOTES TO FINANCIAL STATEMENTS

fully benefit-responsive investment contracts such as those held by the Fixed Income Fund (MassMutual GIA), are required to be reported at fair value. However, contract value (generally equal to historical cost plus accrued interest) is the relevant measure for fully benefit-responsive investment contracts because it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, all Plan investments are presented at fair value in the statements of net assets available for benefits and an adjustment is made to revalue the fair value of the Fixed Income Fund (MassMutual GIA), to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(b)	Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price which would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of the MassMutual GIA is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The guaranteed interest rate is determined every six months thus allowing the Plan Sponsor and participants to make informed decisions regarding current allocations.

	December 31,
Average yields	2008	2007
Based on actual earnings	4.13%	3.93%
Based on interest rate credited to participants	4.13%	3.93%

The guaranteed interest rate was 3.75 percent and 4.25 percent as of December 31, 2008 and 2007, respectively.

Purchases and sales of securities are recorded on a trade-date basis. The cost of securities sold is determined on the average cost basis. Interest income and dividends are recorded on the accrual basis.

See Note 3 “Fair Value Measurements” below for additional information.

(d)	Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate movements, credit changes and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statements of net assets available for benefits.

(e)	Payment of Benefits

Benefits are recorded when paid.

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

NOTES TO FINANCIAL STATEMENTS

(f)	Operating Expenses

Expenses of maintaining the Plan are paid by the Sponsor.

3.	Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards Board No. 157, Fair Value Measurements (“SFAS 157”) for all financial assets and liabilities disclosed at fair value in the financial statements on a recurring basis. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-level hierarchy that prioritizes the inputs used to measure fair value as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

Description	Level 1	Level 2	Level 3	Total
General Investment Account	$—	$—	$1,793,095	$1,793,095
Pooled Separate Investment Accounts	—	574,237	—	574,237
Mutual Funds	96,984	—	—	96,984
Rayonier Inc. Common Stock Fund	1,990,365	—	—	1,990,365
Loan Fund	—	643,914	—	643,914

Total Assets at Fair Value	$2,087,349	$1,218,151	$1,793,095	$5,098,595

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

General Investment Account – fair value measured using liquidation value based on an actuarial formula as defined under the terms of the contract.

Pooled Separate Investment Accounts – fair value measured using unit value calculated from the net assets of the underlying pool of securities.

Mutual Funds – fair value measured using the unit value calculated from observable net asset values of the underlying investments.

Rayonier Inc. Common Stock Fund – fair value measured using unit values from observable market values of the stock plus short-term investment fund.

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

NOTES TO FINANCIAL STATEMENTS

Loan Fund – stated at the outstanding principal balance plus accrued interest which approximates fair value.

Changes in the fair value of the Plan’s Level 3 assets during the year ended December 31, 2008 were as follows:

Level 3 Assets
GIA
Balance, beginning of the year	$1,651,147
Interest income	92,259
Contract to fair value adjustment	(17,476)
Purchases, (issuances), and (settlements)	(69,496)
Transfers in and/or (out) of Level 3	136,661

Balance, end of year	$1,793,095

4.	Investments

The investments that represented 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007, were as follows:

	2008	2007
Fixed Income Fund (MassMutual GIA)	$1,793,095	$1,651,147
Rayonier Inc. Common Stock Fund	1,990,365	2,271,542
MassMutual Select Indexed Equity Fund	568,436	1,080,842
Participant Loans Receivable	643,914	616,486

During 2008, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) depreciated in value as follows:

Pooled Separate Investment Accounts	$(350,490)
Mutual Funds	(26,009)
Rayonier Common Stock Fund	(694,163)

Total	$(1,070,662)

5.	Dividends

The Plan received regular cash dividends of $2.00 per share on Rayonier Inc. common stock owned, totaling $92,843 for the year ended December 31, 2008.

6.	Party-in-Interest Transactions

Transactions with State Street and MassMutual qualify as party-in-interest transactions. Investment management expenses for each of the Plan’s MassMutual investment options are applied against each fund’s return at the participant level. During 2008, the Plan paid MassMutual $1,958 for investment management fees related to the MassMutual Select funds. In addition, the Plan Sponsor paid certain plan expenses totaling $45,101.

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

NOTES TO FINANCIAL STATEMENTS

Certain Plan investments are in Rayonier Inc. common stock. As Rayonier Inc. is the Sponsor, these transactions also qualify as party-in-interest transactions. At December 31, 2008 and 2007, the Plan held 60,256 and 48,085 shares of Rayonier Inc. common stock, respectively, which represented 0.08 and 0.06 percent, respectively, of the total shares outstanding.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8.	Tax Status

The Internal Revenue Service has determined and informed the Plan Administrator by letter dated January 20, 2005 that the Plan is designed in accordance with applicable sections of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

PLAN NUMBER 031

EMPLOYER IDENTIFICATION NUMBER 57-1194568

	Identity of Issue	Description	Current Value
*	Rayonier Inc. Common Stock	Company Stock Fund	$1,990,365
*	MassMutual GIA Fixed Income	Stable Value	1,793,095
*	MassMutual Select Indexed Equity	Large Cap Core	568,436
	Barclays LifePath 2040	Asset Allocation	36,730
	Barclays LifePath 2030	Asset Allocation	27,638
	Barclays LifePath 2020	Asset Allocation	16,441
	Barclays LifePath Retirement Fund	Asset Allocation	16,170
*	MassMutual Select Overseas	International/Global Large Core	3,131
*	Total Return Portfolio II - Blackrock	Intermediate Term Bond	1,351
*	MassMutual Select Small Company Value	Small Cap Value	848
*	MassMutual Select Small Company Growth	Small Cap Growth	283
*	MassMutual Holding Account	Holding Account	188
	Barclays LifePath 2010	Asset Allocation	5
*	Participant loans receivable [1]	Participant Loans	643,914

			$5,098,595

*	Denotes Party-in-interest transaction.
[1]	The loans bear fixed interest rates that range from 4.25 percent to 9.25 percent with maturities through 2013.

Note: Investments are participant directed, thus cost information is not required.

See report of independent registered public accounting firm.

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

SCHEDULE H, LINE 4j: SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

PLAN NUMBER 031

EMPLOYER IDENTIFICATION NUMBER 57-1194568

Identity of party involved	Description of asset	Purchase price	Selling price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net loss
MassMutual	Indexed Equity - SIA-X	$—	$840,817	$—	$—	$895,631	$840,817	$(54,814)
MassMutual	Indexed Equity - SIA-ZX	840,817	—	—	—	—	—	—

See report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Savings Plan Committee for the Rayonier Inc. Savings Plan for Non-Bargaining Unit Hourly Employees at Certain Locations have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Rayonier Inc. Savings Plan for Non-Bargaining Unit Hourly Employees at Certain Locations
(Name of Plan)

June 29, 2009	/s/ W. EDWIN FRAZIER, III
W. Edwin Frazier, III
Plan Administrator